UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 5 February, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 5 February 2026: Trading statement for the six months ended 31 December 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share code:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(“**Sasol**” or “the **Company**”)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2025

In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE) stakeholders are advised that, for the six months ended 31 December 2025:

- Earnings per share (EPS) is expected to be between R0,10 and R0,80 per share (prior period EPS of R7,22), a decrease of 89% to 99% compared to the prior period;
- Headline earnings per share (HEPS) is expected to be between R8,50 and R10,00 per share (prior period HEPS of R14,13), a decrease of 29% to 40% compared to the prior period; and
- Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) is expected to be between R19 billion and R23 billion (prior period adjusted EBITDA of R24 billion), a decrease of 4% to 21% compared to the prior period.

The decrease in earnings for the period was mainly driven by:
- a 17% decline in the average Rand per barrel Brent crude oil price;
- a 3% decrease in the average US$ per ton chemicals basket price; and
- impairments of R7,8 billion (before tax) (summary below), compared to R5,7 billion in the prior period.

The decrease in earnings was partially offset by:
- a >100% increase in refining margin following improved fuel differentials;
- a 3% increase in sales volumes supported by the improved operational performance, as detailed in the Business Performance Metrics published on 22 January 2026: https://www.sasol.com/index.php/investor-centre/financial-results; and
- a reduction in costs driven by disciplined cost management.

Overall free cash flow generation is expected to improve compared to the prior period despite the lower earnings, due to lower capital expenditure.

Summary of significant impairments in the current period:

- The Secunda liquid fuels refinery cash generating unit (CGU) remains fully impaired. The full amount of costs capitalised during the current period of R3 billion have been impaired; and
- Impairment of our Production Sharing Agreement (PSA) development in Mozambique of R3,9 billion. While the total quantum of gas remains unchanged, a revision of the expected production profile has resulted in a deferral of gas monetisation. The strengthening of the Rand against the US Dollar also contributed to the impairment.

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will present its 2026 interim financial results on Monday, 23 February 2026 at 11h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link:
https://www.corpcam.com/Sasol23022026
or via teleconference call link:
https://services.choruscall.eu/DiamondPassRegistration/register?confirmationNumber=3605690&linkSecurityString=89ae33f44

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

Adjusted EBITDA is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

5 February 2026
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities
Debt Sponsor

Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent

annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 February 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary